                                                                       EXHIBIT 8

                         EXCERPTS FROM PROXY STATEMENT


Compensation of Directors

         Directors who are also full-time employees of the Company receive no additional compensation for their services as directors. Non-employee directors are paid an annual retainer of $12,500 and a fee of $3,000 for each meeting of the Board attended ($1,000 for telephonic meetings). Such directors are also paid a fee of $1,000 for each Committee meeting ($1,500 for Committee Chairmen). In addition, directors are reimbursed for reasonable out-of-pocket expenses incurred by them in connection with their attendance at Board and Committee meetings.

         Non-employee directors are also entitled to receive stock option awards under the Company's Amended and Restated 1991 Directors Stock Option Plan, which was approved by stockholders in 1996. Under this Plan, on the third business day following each annual meeting, each non-employee director is automatically granted an award of options covering between 6,000 to 9,000 shares of common stock, with the number of options actually granted determined in accordance with a formula related to the Company's return on equity for the prior fiscal year. Based on the Plan formula, each of the non-employee directors will receive an option grant for 6,000 shares following the 1999 Annual Meeting, with an exercise price which will be the closing price of the Company's stock on the New York Stock Exchange on Monday, May 17, 1999.

         Those directors who are also employees of the Company may be entitled to additional compensation in their capacity as employees to the extent that they participate in the Company's short-term and long-term incentive compensation plans, as described elsewhere in this Proxy Statement.

                             THE CENTRIS GROUP, INC.

                Compensation Committee Of The Board Of Directors
                        Report On Executive Compensation

General

         The Compensation Program of The Centris Group, Inc. for the 1998 fiscal year consisted of three components: annual cash salaries, discretionary cash bonuses under its Incentive Compensation Program and discretionary long-term awards (a Stock Option Plan and a Long-Term Incentive Plan).

         Base salaries of all employees, except for the Chief Executive Officer, are generally set in accordance with the Company's Salary Administration Program which provides a framework for determining an employee's salary level. This determination is based upon a variety of factors that include job function, expertise, experience and the competitive placement of each position relative to other companies whose business operations are similar. Management of the Company establishes the base salaries for those employees who are below the level of the senior officers, while the salaries of the senior officers are established by the Compensation Committee on the recommendation of the Chief Executive Officer. The Company's Salary Administration Program was prepared with input from an independent, nationally known compensation consultant and is periodically updated with information on salary levels for companies of a generally similar size from various sources, including salary surveys and analyses presented by the independent compensation consultant.

         The cash bonus amount which an eligible participant can receive under the Incentive Compensation Program depends on the component of the Incentive Compensation Program in which each person participates, the extent to which the Company meets a predetermined net income target for the respective year, and the participant's job performance for that year as determined by each participant's supervisor. Payments of bonuses below the level of senior officers are made at the discretion of the Chief Executive Officer. The Compensation Committee is required to approve the total amount of all bonus payments (excluding the Chief Executive Officer) under the Incentive Compensation Program.

         The Compensation Committee specifically approves the bonus payments and awards under the Company's employee Stock Option Plan and Long-Term Incentive Plan for each of the senior officers, based upon recommendations from the Chief Executive Officer. The salary, bonus payments, Stock Options and Long-Term Incentive Plan awards for the Chief Executive Officer are determined by the Compensation Committee and recommended to the full Board, which may adopt, modify or reject such recommendations. Directors who are also employees do not participate in the discussions or vote on matters affecting any aspect of their own compensation.

Compensation Policies for Executives

         The goals of the Company's Compensation Program have been to further the Company's business objectives, and at the same time to attract and retain high quality executives and to equitably reward individuals who contribute to the Company's success. This approach seeks to link executive compensation with achievement of profitability goals and the strategic goal of enhancing stockholder value by tying the value of some part of the senior executives' compensation to the Company's long-term performance.

         Base Salaries. The Company provides executive officers with salaries which are generally in the third highest quartile of the range of competitive salaries paid to executives of companies in similar sectors of the insurance industry. The Company periodically updates information on executive salary levels for companies of a generally similar size presented by the Company's independent compensation consultant. Executive officers are evaluated on March 1 of each year, and any adjustments to their salaries are effective as of that date.

         Annual Bonuses. Generally awards under the Incentive Compensation Program are contingent on achievement of a Company net after-tax income target, which is established in advance each year by the Compensation Committee. Bonuses are awarded following the end of each year, after the Company's year-end results have been determined. Under the Incentive Compensation Program, the Compensation Committee has full discretionary authority with respect to bonus awards. Therefore, if the Company's net income target is reached, the bonus award may be less than the target amount for any executive; if the Company's net income target is not met, the Compensation Committee has the authority to grant bonuses to executives. While the Company did not meet its net income target for 1998, bonuses ranging between 4% to 14% of their annual salaries were paid to certain senior executives. The Committee concluded that payment of a limited amount of bonuses was appropriate in light of significant efforts by senior executives to reposition the Company, including the successful completion of the acquisition of the VASA Group of companies. The Committee's decisions were based upon recommendations from the Chief Executive Officer as a result of his evaluation of each executive's overall performance and the results of the operations under the executive's direction as compared to the Company's business plan for 1998.

         Long-term Incentive Plans. The Company has adopted a Long-Term Incentive-Performance Unit Plan ("LTI-Plan") and a Non-Qualified Deferred Compensation Plan. The LTI-Plan was approved by the Company's stockholders at the 1997 Annual Meeting, and both of these Plans were first implemented for fiscal year 1997. The LTI-Plan provides for cash payment awards which qualify as performance based compensation under Section 162(m) of the Internal Revenue Code. Under the LTI-Plan, a target number of performance units are assigned to key employees at the beginning of a three-year performance period, but the actual number of performance units awarded to the participant is determined after the close of the performance period. The first performance period began on January 1, 1997 and ends on December 31, 1999. New three-year performance periods begin annually, each January 1. Each performance unit assigned in the three-year performance periods beginning in 1997 and 1998 had a value of $10. Awards are based upon the Company meeting pre-determined annual return on equity
(ROE) targets, and for purposes of the Plan ROE is calculated as the average return on equity over the three-year performance period. The Company must meet a minimum level of ROE over the three year period before actual awards, which require Committee approval, will be made to the participants. Payouts of awards under the Plan are automatically deferred into the Non-Qualified Deferred Compensation Plan and vest over a two year period. The Chief Executive Officer has the authority, subject to approval by the Committee and the Board and in conformity with the non-discretionary requirements of Section 162(m) of the Internal Revenue Code, to adjust a participant's payout to take into account strategic and financial events or conditions, including, but not limited to, recognizing a participant's business unit's results for the performance period.

         In addition, in 1997 the Compensation Committee adopted stock option grant guidelines which are also aimed at more closely tying executive compensation and incentives to long-term performance. Under these guidelines, senior executives may be awarded options at predetermined target levels which are generally based upon their position in the Company. The number of options awarded is determined by the Compensation Committee after receiving recommendations from the Chief Executive Officer, based on his evaluation of the Company's and the executive's performance during the prior fiscal year. While option grants are considered by the Committee in March of each year based on the prior year's results, no options were granted to the senior executives in March 1999 applicable to their performance in the 1998 fiscal year.

Compensation of Chief Executive Officer

         David L. Cargile, the Company's Chairman, President and Chief Executive Officer, serves under an employment agreement entered into in November 1996, the terms of which are described in "Employment Agreements With Named Executives" elsewhere in this Proxy Statement. This agreement provides for an annual base salary that can be increased and supplemented at the discretion of the Board of Directors. Mr. Cargile's compensation, based on 1998 results, was reviewed by the Committee in March 1999.

         The Committee's compensation decisions for Mr. Cargile reflect its view of his contribution in revitalizing the Company after he assumed responsibilities for its operations in August 1994. Under his leadership and initiative since that date, the Company has demonstrated meaningful growth and improvement in its financial results--including its revenues, income, its total assets, return on equity, stockholders' equity, book value, stockholder dividends and its stock price. Furthermore, under Mr. Cargile's direction and pursuant to his plan, during 1998 the Company completed the acquisition of the VASA Group of companies, including its medical stop-loss operations and insurance subsidiaries. This transaction permitted the Company to re-allocate its assets by discontinuing its property/casualty reinsurance operations and transferring the reinsurance of the medical stop-loss business to the newly acquired insurance subsidiaries. The Committee believes that these actions will strengthen the Company's capital base and stabilize earnings going forward by increasing the Company's non-risk fee income and reducing its exposure to losses from natural catastrophes.

         The Committee reviewed all the foregoing factors in determining the compensation of the Company's Chief Executive Officer. The factors were not assigned specific weight by members of the Committee, but rather were weighed subjectively by each member. In light of the foregoing, the Compensation Committee concluded that an increase in Mr. Cargile's compensation as the Company's Chief Executive Officer was appropriate considering his level of responsibility, his leadership abilities, his contributions to the continued growth of the Company and the focus and direction which he provided. The Committee then explained to the Board the basis for its decisions, and the Board concurred in the Committee's recommendations. Accordingly, Mr. Cargile was given a 5% salary increase and assigned 15,785 performance units as his target under the Company's LTI-Plan for the 1998-2000 performance period. However, at Mr. Cargile's specific request, no bonus award or option grant was made to Mr. Cargile applicable to fiscal year 1998.

Deductibility of Executive Compensation

         The 1993 Omnibus Budget Reconciliation Act ("OBRA") provides that the income tax deductions of publicly traded companies in tax years beginning on or after January 1, 1994 may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and nonqualified benefits) for certain executive officers exceeds $1,000,000 in any one year. Under OBRA, the deduction limit does not apply to payments which meet certain requirements to qualify as "performance-based" compensation.

         The Compensation Committee intends to consider various alternatives to preserve the deductibility of compensation payments to the extent it is reasonably practicable and consistent with its other objectives. In this connection, the Company has obtained stockholder approval of the Company's 1997 Long-Term Incentive-Performance Unit Plan, and intends to operate the Plan within the requirements of Section 162(m) of the Internal Revenue Code to preserve the corporate deductibility of executive compensation. The Company may, however, pay compensation which is not deductible in limited circumstances when sound management of the Company so requires. The Committee believes that if any loss of deductibility occurs it would not be materially adverse to the Company. For fiscal year 1998, no executive officer's taxable compensation exceeded the $1,000,000 limit on deductibility.

                             Compensation Committee

                    L. Steven Medgyesy, M.D. (Chairman)(/1/)
                   Charles L. Schultz     Roxani M. Gillespie

---------
(1) Bernard H. Ross was Chairman of the Compensation Committee until his death in November, 1998.

         The above Report of the Compensation Committee will not be deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the same by reference.

                        Compensation Committee Interlocks
                            And Insider Participation

         The members of the Compensation Committee during 1998 were Bernard H. Ross (Chairman until his death in November, 1998), Dr. L. Steven Medgyesy, Charles L. Schultz and Roxani M. Gillespie. Ms. Gillespie was appointed to replace Kenneth C. Tyler, who resigned as a director in April 1998. All of the directors who served on the Compensation Committee during 1998 were non-employee directors.

                       COMPENSATION OF EXECUTIVE OFFICERS

                           Summary Compensation Table*

         The following table provides information concerning all compensation paid or credited by the Company to the Named Executives for services rendered to the Company and its subsidiaries in all capacities attributable to the fiscal years ended December 31, 1998, 1997 and 1996.

                                                                                                             LONG-TERM COMP
                                                                                                    -------------------------------
                                                                                                        No. of
                                                                ANNUAL COMEPNSATION                   Securities
                                                    ---------------------------------------------     Underlying
                                                                                     Other Annual      Options       All Other Comp
Name and Principal Position          Fiscal Year     Salary         Bonus (/1/)          Comp        Granted (/2/)        (/3/)
---------------------------          -----------     ------         -----------      ------------    -------------   --------------
David L. Cargile**                      1998        $449,435            -0-             (/4/)             -0-        $258,813 (/5/)
   President, and Chief                 1997        $437,601         $300,000           (/4/)           60,000       $260,165 (/5/)
   Executive Officer                    1996        $411,825         $280,000           (/4/)           45,000       $187,400 (/5/)

Howard S. Singer**                      1998        $237,989            -0-             (/4/)             -0-        $ 17,553
   Executive Vice President--           1997        $233,054         $ 47,500           (/4/)           27,200         17,376
   Corporate Finance                    1996        $225,914         $ 56,818           (/4/)           24,000          9,000
   and Investor Relations

John T. Grush                           1998        $293,973            -0-             (/4/)             -0-        $ 21,576
   Senior Vice President and            1997        $291,646         $ 65,000           (/4/)           28,800       $ 20,885
   President of USF RE                  1996        $291,646         $ 58,309           (/4/)           24,000       $ 20,213

Craig J. Kelbel**                       1998        $244,804         $ 10,000           (/4/)             -0-        $ 17,253
   Senior Vice President and            1997        $239,349         $ 25,000           (/4/)           27,200       $ 18,251
   President of USBenefits              1996        $229,793         $ 69,459           (/4/)           24,000       $ 12,562
   Insurance Services, Inc.

 Jose A. Velasco                        1998        $218,750         $ 20,000           (/4/)             -0-        $ 15,921
   Senior Vice President, Chief         1997        $202,312         $ 61,000           (/4/)           32,000       $ 15,490
   Administrative Officer,              1996        $175,380         $ 53,165           (/4/)           24,000       $ 15,816
   Secretary and General Counsel


* The Company has excluded from the Summary Compensation Table the columns relating to awards of Restricted Stock (column "f") and Long-Term Incentive Plan Payouts (column "h") because no such awards or compensation were earned by or paid to the Named Executives in the fiscal years covered by the table.

** The compensation paid to Messrs. Cargile, Singer and Kelbel during 1998 was pursuant to employment agreements described under "Employment Agreements With Named Executives" elsewhere in this Proxy Statement.

(1) Cash bonus awards under the Company's Incentive Compensation Program (the "Incentive Program") are paid in the first quarter of the year and represent payment for services performed in the prior fiscal year. Accordingly, the table shows the bonus amounts in the year to which they are applicable. The gross amounts paid to all participants under the Incentive Program applicable to fiscal years 1998, 1997 and 1996 were $308,127, $1,085,500 and $1,240,000, respectively.

(2) Similar to cash bonus payments described in note (1) above, options granted in the first quarter of each year were for services performed by the executive during the prior fiscal year, and the table indicates the years to which such option grants are applicable.

(3) Each of the Named Executives was credited with $10,000 for 1998, $9,500 for 1997 and $9,000 for 1996 as the Company's matching contribution to such executive's participation in the Company's 401(k) Employees Savings Plan. The balance of the amount shown for each year in column (i) for these executives was the Company's matching payment to the executive's voluntary contribution to the Company's Non-Qualified Deferred Compensation Plan, plus interest paid by the Company on the funds in the executive's account under the Non-Qualified Deferred Compensation Plan, except for Mr. Cargile who also received the additional compensation described in Note (5) below.

(4) The Company also provides its executive officers health and group term-life insurance and other benefits generally available to all salaried employees, and certain additional noncash benefits, including club memberships and the use and maintenance of automobiles, which benefits in no individual case have an aggregate incremental cost to the Company which exceeds the lesser of $50,000 or 10% of that individual's total salary and bonus as reported in the "Summary Compensation Table." See also "Employment Agreement With Named Executives" elsewhere in this Proxy Statement for compensation payments to Mr. Cargile, Mr. Singer and Mr. Kelbel (or their named beneficiaries) in the event of their disability or death during the term of their employment agreements.

(5) As a result of the loan forgiveness arrangement and the additional income taxes incurred as a part of Mr. Cargile's relocation in 1995 from Atlanta, Georgia, to Southern California, as required by the Company (see "Employment Agreements With Named Executives" elsewhere in this Proxy Statement), Mr. Cargile received additional compensation of $248,813 attributable to 1998, $213,357 attributable to 1997 and $178,400 attributable to 1996.

                        Option Grants in Last Fiscal Year

  The upper table provides information on stock option grants made in March 1998 to the Named Executives under the Company's 1991 Employee Stock Option Plan based upon the performance of the Named Executives during the 1997 fiscal year. No option grants were made to the Named Executives in March 1999 applicable to their 1998 performance. The lower table also illustrates the comparable potential appreciation in value over a 5-year period of stock held by the Company's stockholders as a group, and by a unit of 1,000 shares, from the value of the

Company's common stock of $9.75 per share, which was the closing price of the stock on the New York Stock Exchange on December 31, 1998.

                                             INDIVIDUAL GRANTS
                                  (Adjusted to reflect 100% stock split)
                        --------------------------------------------------------------------       POTENTIAL REALIZABLE
                                          % of Total                                                  VALUE AT ASSUMED
                            No. of          Options                                                 ANNUAL RATES OF STOCK
                          Securities    Granted to All                                            PRICE APPREC FOR OPTION
                          Underlying     Employees in                                             TERM (5-YR PERIOD) (/2/)
                           Options      Last Fiscal Yr     Exercise or                            ------------------------
                        Granted (/1/)        (/1/)       Base Price (/1/)    Expiration Date         5%              10%
                        -------------   --------------   ----------------    ---------------         --              ---
David L. Cargile            60,000          12.11%            $12.38            03/24/08         $   466,944   $  1,183,354

Howard S. Singer            27,200           5.49%            $12.38            03/24/08         $   211,868   $    536,454

John T. Grush               28,800           5.81%            $12.38            03/24/08         $   224,138   $    568,010

Craig J. Kelbel             27,200           5.49%            $12.38            03/24/08         $   211,868   $    536,454

Jose A. Velasco             32,000           6.46%            $12.38            03/24/08         $   249,042   $    631,122


                                                                                                    POTENTIAL GAIN FOR
                                                                                                      STOCKHOLDERS AT
                                                                                                          RATE OF
                                                                                                    ------------------

All Stockholders             N/A              N/A              N/A                 N/A           $90,168,636   $219,816,827

Per 1,000 Shares             N/A              N/A              N/A                 N/A           $    90,168   $    219,816


(1) All options granted to the Named Executives on March 25, 1998 were applicable to services performed by them during fiscal year 1997. The exercise price of the options, $12.38, was the closing price of the Company's common stock on March 25, 1998, on the New York Stock Exchange.

(2) The information set forth in columns (f) and (g) is at an assumed annual rate of appreciation over the 5-year period, commencing at the option grant date. The appreciation figures set forth are net of the option exercise price, but before taxes associated with the option exercise. These figures should not be viewed in any way as a forecast of actual results of the future performance of the Company's stock, which will be determined by unknown future events and factors, including market conditions as well as the option holders' continued employment throughout the option vesting period.

                    Option Exercises And Year-End Value Table

         The following table provides information with respect to stock options assigned to the Named Executives in prior years under the Company's 1988 Employee Stock Plan and its 1991 Employee Stock Option Plan, specifically showing: (i) the number and value of shares acquired by the Named Executives upon exercise of options during the 1998 fiscal year; and (ii) the number and value of exercisable and unexercisable options held at December 31, 1998.

                                                      NO. OF SECURITIES UNDERLYING
                          No. of                      UNEXERCISED OPTIONS HELD AT        VALUE OF UNEXERCISED IN-THE-MONEY
                          Shares         Value                 12/31/98                   OPTIONS (/1/) HELD AT 12/31/98
                       Acquired on    Realized on     -----------------------------      ---------------------------------
Name                     Exercise       Exercise      Exercisable     Unexercisable       Exercisable       Unexercisable
----                   -----------    -----------     -----------     -------------       -----------       -------------
David L. Cargile            -0-           -0-          402,500            82,500           $957,000              -0-
Howard S. Singer            -0-           -0-           45,000            39,200           $ 71,500              -0-
John T. Grush               -0-           -0-           48,000            40,800           $ 82,500              -0-
Craig J. Kelbel             -0-           -0-           26,000            39,200              -0-                -0-
Jose A. Velasco             -0-           -0-           45,000            44,000           $ 71,500              -0-

(1) Based on the closing price of the common stock of $9.75 at December 31, 1998 on the New York Stock Exchange, minus the exercise price of the option.

     Long-Term Incentive Plan--Awards for the Three-Year Performance Period
                           Commencing January 1, 1998

         As approved by stockholders at the 1997 Annual Meeting, the Company's Long-Term Incentive--Performance Unit Plan ("LTI-Plan") provides for cash payment awards intended to qualify as performance-based compensation to satisfy the requirements of Section 162(m) of the Internal Revenue Code. Under the LTI-Plan performance units are assigned to each participant at the beginning of a three-year performance period. The number of performance units actually awarded to a participant is determined at the close of the three-year period, based upon: (i) the Company meeting a certain pre-determined average return on equity over the three-year performance period; and (ii) the participant's performance over the performance period relative to the target performance. New three-year performance periods begin annually each January 1 until the LTI-Plan is terminated. The Board of Directors has discretion to make certain awards under the LTI-Plan if the return on equity target thresholds are not met.

         All payments earned by participants under the LTI-Plan will automatically be deferred into the Company's Non-Qualified Deferred Compensation Plan, which provides for a vesting of the payouts over a two-year period.

         The following table sets forth the number of units assigned to each of the Named Executives under the LTI-Plan for the three-year performance period of 1998-2000. Each performance unit has a value of $10. As noted above, no awards are made under the LTI-Plan until the end of the performance period, and such awards are dependent upon the achievement of pre-determined performance target levels.

                                         Performance
                                           or Other                       ESTIMATED FUTURE PAYOUTS
                                         Period Until                 UNDER NON-STOCK PRICE-BASED PLANS
                                         Maturation or      --------------------------------------------------
Name                    No. of Units        Payout          Threshold            Target                Maximum
----                    ------------     -------------      ---------            ------                -------
David L. Cargile          15,785           3 years           $78,925            $157,800              $236,775
Howard S. Sinder           5,969           3 years           $29,845            $ 59,690              $ 89,535
John T. Grush              7,361           3 years           $36,810            $ 73,620              $110,430
Craig J. Kelbel            6,140           3 years           $30,700            $ 61,400              $ 92,100
Jose A. Velasco            5,513           3 years           $27,565            $ 55,130              $ 82,695


                   Employment Agreements With Named Executives

         David L. Cargile. Mr. Cargile serves as the Company's President and Chief Executive Officer pursuant to a four-year employment agreement entered into in November 1996. This agreement provides for a base annual salary which was $449,435 for the 1998 calendar year, a discretionary cash bonus, and certain other benefits. The Company can terminate Mr. Cargile's employment at any time without cause by paying him 150% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability Mr. Cargile (or his beneficiary) will be paid the greater of the amount of his then current compensation remaining due for the term of the employment agreement or one (1) year's salary.

         In connection with his employment and the Company's requirement that he move from Atlanta, Georgia to Southern California, in July 1995 the Company granted to Mr. Cargile a $649,000 interest-bearing loan for the purchase of a residence, secured by a trust deed on that residence. Of that principal amount, $414,765 is being forgiven by a credit on the loan by the Company over a 60-month period. Additionally, the full amount of the loan will be forgiven if Mr. Cargile's employment terminates for any reason. As of February 28, 1999, $363,262 of the principal amount of the above-noted loan was outstanding. In addition, the Company agreed to pay to Mr. Cargile such additional amount as is required to compensate him for the additional state and federal taxes due which will arise as a result of the credit he will receive against the loan balance, and for the increase in state taxes Mr. Cargile will experience as a California resident as contrasted with the state taxes he would have otherwise paid as a resident of Georgia. (See Note (5) to "Summary Compensation Table" elsewhere in this Proxy Statement.)

         Howard S. Singer. Pursuant to a four-year employment agreement entered into in December 1996, Mr. Singer serves as the Executive Vice President of the Company at a base annual salary which was $238,091 for the 1998 calendar year, a bonus as may be granted by the Board, and certain other benefits. He is also entitled to a one-time "piggyback" registration right at no cost to him with respect to Company stock owned by Mr. Singer. The Company can terminate Mr. Singer's employment at any time without cause by paying him 150% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability Mr. Singer (or his beneficiary) will be paid the greater of the amount of his then current compensation remaining due for the term of the employment agreement or one (1) year's salary.

         Craig J. Kelbel. Mr. Kelbel entered into a three-year employment agreement with the Company in November 1996 to serve in the positions of President and Chief Operating Officer of USBenefits and as a Senior Vice President of the Company at a base annual salary which was $244,804 for the 1998 calendar year, and certain other benefits. The Company can terminate Mr. Kelbel's employment at any time without cause by paying him 100% of the salary due to him under the remaining term of his employment agreement. In the event of his death or disability Mr. Kelbel (or his beneficiary) will be paid the amount of his then current compensation for a period of one (1) year.

         Change in Control Agreements. The Company has entered into severance agreements with the Named Executives. Under these agreements, if their employment is terminated by the Company (other than for cause) or is terminated by the executive "for good reason" within two years after a "change in control" of the Company, as those terms are defined in the severance agreements, each of these executives (other than Mr. Cargile) would be entitled to receive a payment of two years annual salary plus an amount equal to the largest annual cash bonuses received during their employment as well as a continuation for two years of life and medical insurance benefits. Mr. Cargile would receive three years annual salary plus one-and-one-half times his largest annual cash bonus, as well as the other benefits noted above. All of these agreements further state that if any executive has an employment agreement which also provides for payments upon termination, the executive will receive payments either under the severance agreement or the employment agreement, whichever payment is greater, but may not receive payments under both agreements. As defined in the severance agreements, a "change in control" includes, under specific circumstances, a merger of the Company with another company which results in a 50% change of the combined voting power of the Company's securities or the sale of more than 50% of the Company's assets or, under certain circumstances, the beneficial ownership by any person of more than 10% of the Company's equity securities.

                              RELATED TRANSACTIONS

         As described above under "Employment Agreements With Named Executives," in July 1995 the Company made a loan to Mr. Cargile in the amount of $649,000 in connection with the purchase of his principal residence in Southern California, a portion of which loan is being forgiven over a 60-month period. As of February 28, 1999, a principal amount of $363,262 of this loan was outstanding.